Exhibit 99.1

Xinyuan Real Estate Announces Completion of Follow-on Offering of Property Management Subsidiary

BEIJING, July 15, 2020 /PRNewswire/ -- Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), an NYSE-listed real estate developer and property manager operating primarily in China and also in other countries, today announced that its Hong Kong-listed property management subsidiary has completed a follow-on offering of common stock. Xinyuan Property Management Services (Cayman) Ltd. (HK: 1895) (“Xinyuan Property Management”) sold an aggregate of 50,000,000 new shares of its common stock at a price of HK$2.60 per share.

Guotai Junan Securities and Valuable Capital Ltd acted as joint lead book-running managers for the offering.

Xinyuan Property Management will receive net proceeds from the offering of approximately HK$127.2 million, after deducting all applicable costs and expenses payable by Xinyuan Property Management. Xinyuan Property Management intends to use the proceeds for the business operations, strategic investments and general corporate purposes. Xinyuan Real Estate owned and will own 60% and 54.55% of Xinyuan Property Management respectively, before and after the offering.

Founded in 1998, Xinyuan Property Management is the first-class national certified property management enterprise and also the vice president organization of the China Property Management Institute. Xinyuan Property Management consistently ranks among the top 100 property management companies in China and was recently designated as a “2020 leading listed property management company for business performance”.

Xinyuan Chairman and CEO Mr. Yong Zhang stated, “Xinyuan Property Management has performed quite well since its initial public offering in October of 2019. This successful offering of shares will further enhance its strong brand recognition and leadership position in property management services. We believe that Xinyuan Property Management's successful performance will strengthen our core real estate development capability and bring meaningful benefits to our business, our customers, and our shareholders.”

About Xinyuan Real Estate

Xinyuan Real Estate Co., Ltd. ("Xinyuan") is an NYSE-listed real estate developer and property manager primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Tianjin, Zhengzhou, Jinan, Qingdao, Chengdu, Xi'an, Suzhou, Dalian, Zhuhai and Foshan. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements”. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about the intended use of proceeds from the offering, among others, and can generally be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter successfully into new geographic markets and new business lines and expand our operations; the impact of the COVID-19 pandemic on the real estate markets and economies of the cities and countries in which we operate; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2018. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

Investor Contact:

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.
Mr. Charles Wang
Investor Relations Director
Tel: +86 (10) 8588-9376
Email: irteam@xyre.com

The Blueshirt Group
Ms. Susie Wang
Mobile: +86 (138) 1081-7475
Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group
Ms. Julia Qian
Email: Julia@blueshirtgroup.com